2024 REPORT

Bud Love


Bud Love
WE'RE SHARING
THE LOVE!
MAKES BUD BETTER

LETTER

Dear investors,

Bud Love continues to lead the way in establishing the cannabis mixer category. By focusing on direct-to-consumer online sales, we have successfully educated customers about the benefits of complementing cannabis with Bud Love. This strategy has allowed us to refine our messaging, engage directly with our audience, and build a strong, loyal customer base.

We've made progress in brand awareness, leveraging digital marketing to drive growth. Customer feedback confirms that Bud Love enhances their experience by providing a smoother smoke and a more balanced high while preserving consumers previous flower. Additionally, subscription sales continue to grow, reinforcing good retention and product satisfaction.

Looking ahead, we remain committed to expanding our reach,

strengthening our digital presence, and further refining our educational efforts to solidify Bud Love as an essential part of the cannabis experience.

We need your help!

As a company, we're always looking for ways to grow and reach more people who would benefit from Bud Love. One of the most effective ways to do this is through trusted voices—celebrities or influencers who resonate with our brand values and connect with our customer base. We'd love your help in identifying or introducing us to individuals who have a genuine connection to cannabis culture and can authentically share the benefits of Bud Love with their audience.

Ideally, we're looking for someone who not only has a broad reach but also aligns with our mission of enhancing and complementing the cannabis experience in a natural, enjoyable way. If you have any connections or ideas, we'd love to hear from you—your support in this area can make a huge difference in bringing Bud Love to a wider audience!

Sincerely,

Roy Lipski

CEO

Alastair James

COO

How did we do this year?



REPORT CARD

B+

☺ The Good

We have established a good base of customers who love the product

Many regular customers purchase our product on a subscription.

We are pretty happy with our direct to customer online sales approach with a great e-commerce store and effective advertising.

☹ The Bad

We were prohibited from selling our products on Amazon which at the time amounted to over 50% of our sales revenue

Customer growth while we were listed on Amazon was strong but has fallen below expectation since being removed from Amazon

Sales through brick and mortar retail proved challenging as educating the customer is more difficult that though online engagement

2024 At a Glance

January 1 to December 31





$$$$

$620,825 **+80%**
Revenue

-$734,619
Net Loss



$885,286 **+258%**
Short Term Debt

$146,178
Raised in 2024



$248,201
Cash on Hand
As of 03/31/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$345,804

$620,825

-$734,619

-$1,793,113

2023   2024

Net Margin: -118%   Gross Margin: 97%   Return on Assets: -211%   Earnings per Share: -$0.18

Revenue per Employee: $310,413   Cash to Assets: 80%   Revenue to Receivables: 2,226

Debt Ratio: 332%

📄 New_Growth_Brands_Financial_Statement_and_CPA_Review_as_of_June_30_2022.pdf

📄 New_Growth_Brands_Financial_Statement_and_CPA_Review_for_2022.pdf

📄 Budlove_2023-2024.pdf

We  Our 201 Investors

Thank You For Believing In Us

Rami Gharzeddine	Robert Diefenbach Jr	Kenneth Udell	Woodrow Wilson	Rick Slater	Mirko Turrina
Ryan VanScoyoc	Jeff Dion	David Macario	Miklós Belán	Sunna von Christierson	Marshawn Stokes
Hatem Rowaihy	Elizabeth Ballard	Stanley. Evans	Constance Minkoff	Jasiel Moreno	Hiram Wong
Nithusan Kukaraja	Alan Jacobson	Koby Conrad	Tamika McLester	Leonard Curry	German Q Cruz
Roy G Compton	Jose M. Moralez	Howard Steinberg	Christian Garrett	Mario Igay	Barbara Dawson
Charles Manns	Philip J. Whitman, CPA	Mark Hutchenreuther	Kathleen JUNGCK	Jerry Levine	Tim Naughton
Dirk Street	Milton E Irma Cardenas	Rebecca Perkins	Mary Sawyer	Loris Brown	Rik Ditter
Juan Jackson	Michael Hankins	Jose Graciano	Zach Howard	David Deighton	Pete Kraft
Rik Haslam	Kevin Amundsen	Michael Song	Jeff Lievense	Assaf Azani	Deborah Corn
Wilfrid Jean-francois	Amber Cox	Matthew Darling	Patrick Magoon	John Doc Dietle	Chi Chien Hou
Ketra Goins	Susan Carbott	Joshua Nguyen Lewis	Aaron Jay Adriano	Matthew Cole	David McDaniel
John Royliston	Shakti Surfer	Jandjr Happy	Tony Jackson	Will Krinsky	David Rivas Prudencio
Chris Heaton	Edward Petersen	Cool Breeze	Michael Piccinino	Titinia Rogers	Scott R Dixon
Eric Becker	Chris Kluis	Tony Jones	Sharri Bell	Lucas Gurovich	Jason Wolchuk
Carl Warren Trebesh	Sean Winner	Jacqueline Santiago	Sean Richmond	Willis Orise	Michael Plath
Connie Harvey	Cambus Williams	Russell Dowe	John Kramer, Jr	Sandra Armstrong	Xochitl Codina
Holly Waters	Vince Kozlowicz Jr	Duke Garlin	Dylan Cain	James Berkel	Pedro Martins
Kimberley Bennett	Mark Strahl	Blair Alexander	Brian Motyl	Chris Preston	John Wallington
Antoinette Scott...	Daniel Vizel	David Heredia	Joy Pollard	Thomas Cotton	Guillermo Bravo
Darren Evans	Joel R Cherry	Michael Ainscow	Shuchi Sarkar	Rohan Bhargava	Pragna Bhargava
Aakash Bhargava	Richard Burlingame	Nathaniel Averill	Adi Forman	Neal Patel	Jason S.
Luke Carroll	Christopher Wolford	Krenar Ndreu	Roxann R Edwards	Nancy Murphy	Vikas Desai
Nicholas E Bendele	Carey Macon III	Kenneth Rogers	Nathan Mizrachi	Marcos Vega	Shannon Wyatt
Kent Pittman	Mark Cramer	Chris Samy	Jim Behling	Creo, Inc.	Adan Farrah
Stella Smith	Saidah A Ekulona	Jackson Steger	Damon Christopher...	Pratik Bengali	Sophie Laura...
Michael E. Bielewicz	Doug Gilbert-Smith	A Kehr	Ryan Adams	La'rone Grant	Michael Swinhoe
Judy McGuire	Brett Krasnov	Richard Stancil	Natasha Lamoreux	Robert M Vincent	Timothy Dykema
Gregory Liccardi	Stephen Weaver	Hareesha...	Matthew Collins	Anthony Quinn	Ronnie Moore
Genesis Milam	Pieter Holstein	Michael R Bederka	Stephen H Quinn Jr	Richard Cottom	

Thank You!

From the Bud Love Team



Roy Lipski in

CEO

Entrepreneur with >25 yrs. experience building companies, including IPOs and acquisitions. Grew small start-up into $500 million company. Ran a public...



Shuchi Sarkar

CMO

Global Marketing Executive for Fortune 500 Brands & Start-ups including HP | Forbes Communications Council | Tech, BioTech, SaaS, B2B/B2C...



Alastair James in

COO

Breadth of experience from start-ups to large multinationals. COO/Managing Director at UniCredit. Cambridge University undergraduate; Columbia MBA undergraduate, Columbia MBA.



Andrew Falconer

VP of Commercial Development

Senior sales & BD positions in cannabis for >8 yrs including at Pharmacann, Trucenta, Bellrock Brands, Silverpeak Farms and...



Dan Hawksley in

Fractional CFO

Experienced CFO with accountancy and science background. Formerly CFO of GAM's systematic hedge fund...

Details

The Board of Directors

Director	Occupation	Joined
Alastair James	COO @ Creo, Inc.	2022
Roy Lipski	CEO @ Creo, Inc.	2022

Officers

Officer	Title	Joined
Roy Lipski	President CEO	2022
Alastair James	COO	2022

Voting Power ?

Holder	Securities Held	Voting Power
Lipski Family Investments, LP	1,671,018 Common Stock	41.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption

11/2022	$1,700,000	506(c)
02/2024	$146,178	4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Creo Ingredients, Inc
Amount Invested	$1,600,000
Transaction type	Other
Issued	11/18/2022
Relationship	Affiliated company

New Growth Brands, Inc. (the "Company") entered into a service agreement with an affiliated company Creo Ingredients ("Creo") which is generally under common ownership as the Company. Under the terms of the service agreement, Creo has assigned named individuals who are employees of Creo to serve as employees including senior management for the Company. Creo invested in the Company via a convertible note but this obligation was subsequently cancelled as part of a restructuring agreement.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	4,010,146	Yes

Warrants:	0
Options:	873,086

Form C Risks:

This convertible note does not convert at the fully-diluted valuation. Because options and warrants will not be factored into the valuation, it is possible that a fully-diluted valuation will be higher than the valuation in the qualified financing event.

The Company relies on the expertise and experience of a small number of key personnel in order to develop and manage the business of the Company. The retention of their services cannot be guaranteed. Accordingly, the departure of the key individuals could have a negative impact on the Company's operations, financial conditions, its ability to execute the Company's business strategy and future prospects. Going forwards, the Company will rely, in part, on the recruitment of appropriately qualified personnel, including personnel with a high level of expertise in the industry, including working with cannabinoids as ingredients, in order to expand its operations and deliver on its business strategy. There is no guarantee that the Company may be able to find a sufficient number of appropriately highly-trained individuals to satisfy its growth rate which could affects its ability to develop products in accordance with its current budget or expected timing.

The Company recognises that the individuals it hopes to be able to attract and retain may either not be readily available in the market or may be in substantial demand and that this may pose a risk to the Company's business plan, operations, trading performance and prospects, with a consequential effect on the Company's share price.

Additionally, Roy Lipski, Alastair James and Dan Hawksley have responsibilities outside of the company and so are technically part time. As such, it is possible that the company will not make the same progress as it would if that were not the case.

The Company is an early stage company incorporated on April 26, 2022. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses.

Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets.

In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates.

No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and those rights pertaining to our online marketplace and search algorithms. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position.

We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop unpatented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

There is no certainty that the initial financing will be sufficient to establish that the initial product line is viable, in which case additional development financing will be required. If the Company is successful, the Company will certainly have to obtain further additional capital beyond the foregoing to expand inventory and distribution reach. As such, it is likely that the Company will need additional financing.

The ability of the Company to secure future capital will depend on many factors, including continued progress in product success, the cost of manufacturing and production, market requirements, advertising costs and fluctuations in raw material prices.

The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing investors - particularly in light of current economic conditions, the availability of credit, and other sources of capital.

The Company may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

The Company may never receive future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity.

The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management.

It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Company is in early stage of operation and has key contract manufacturers on which it relies to enable it to produce its produc. Should any of these manufacturers cease trading or cease to work with the Company, the Company would need to procure alternative manufacturers, potentially at short notice. The process of transferring the Company's technology and processes to a third party manufacturer can be complex and any issues with the transfer could lead to increased costs and or delays in the commercialisation time scale which could have a material adverse effect on the Company's business, financial condition, results of operations and/or prospects.

As the Company expands its product range, there is no guarantee of securing or retaining access to suitable contract manufacturers in any particular jurisdiction. As such, the Company will consider its reliance on individual third parties, and will seek to take measures to minimise manufacturer risk and the resulting potential disruption to its business as appropriate to the business' stage of operations and development, including debottlenecking its existing process and seeking to secure additional manufacturing capacity to meet demand in the future.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations.

Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

The Company operates in an evolving and complex local and global regulatory environment and the failure to comply with the legal requirements applicable to the Company's activities may have significant adverse impact on the Company's ability to operate. The Company intends to manufacture a range of consumer products that contain cannabinoid ingredients. The regulatory environment surrounding cannabis and related cannabinoids is complex and ever evolving, on a US state level, a US federal level and on a country by country basis. The US federal Controlled Substance Act (21 USC 801 et seq.) schedules marijuana and "tetrahydrocannabinoids" (THC) whilst other cannabinoids, including CBG, CBGA, CBD, CBDA, CBGVA, CBDV and CBDVA are not scheduled. Should regulations become tighter and a larger number of cannabinoids become scheduled, the Company's market opportunity and ability to conduct business in a legal manner could be impacted, obtaining any required regulatory approval may also result in delays or take longer than expected. The Company cannot guarantee that its products may be legally manufactured or sold in any particular jurisdiction for any particular purpose.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities

from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may

make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $12,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
New Growth Brands, Inc.
Delaware Corporation
Organized April 2022
2 employees

4660 La Jolla Village Drive
San Diego CA 92122 http://www.budlove.com

Business Description

Refer to the Bud Love profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Bud Love is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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